SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER: 001-34209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Monster Worldwide, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Monster Worldwide, Inc.

622 Third Avenue

New York, New York 10017

Monster Worldwide, Inc.

401 (k)  Savings Plan

Report of Independent Registered Public Accounting Firm

To the Trustee of the

Monster Worldwide, Inc.

401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

New York, NY

June 26, 2014

MONSTER WORLDWIDE, INC.

401 (k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013		2012
Assets
Investments at fair value:
Mutual Funds:
American Century Inflation-Adjusted Bond Fund	$3,484,425		$4,936,479
American Century Mid Cap Value Fund Investors Shares	13,833,326	*	11,328,448	*
American Funds Balanced R4	29,593,607	*	—
Baron Small Cap	4,914,725		3,999,249
Columbia Mid Cap Index Fund	824,660		105,549
Columbia Small Cap Index Fund	2,172,911		124,436
Columbia Value & Restructuring	14,093,369	*	11,205,630	*
Goldman Sachs High Yield Institutional Shares	3,925,637		3,750,560
JP Morgan Diversified Mid Cap Growth	6,200,050		4,631,137
Laudus International Market Masters Fund	15,004,516	*	15,091,905	*
Laudus Growth Investors US Large Cap Growth	15,121,388	*	11,619,527	*
Oakmark Equity Income Fund	—		23,962,377	*
Oppenheimer International Bond Y	1,074,230		1,066,900
Oppenheimer Developing Markets A	9,605,157	*	9,661,168	*
PIMCO Total Return Fund	8,673,026		11,324,136	*
Royce Total Return Investment Fund	4,542,828		4,269,351
Schwab S&P 500 Investor SHS	20,971,942	*	16,575,758	*
Third Avenue Real Estate Value	2,348,745		1,953,301
Vanguard REIT Index Investor SHS	1,258,850		1,303,797
Vanguard Total Bond Market Index Signal	1,749,788		147,194
Vanguard Total International Stock Index Signal	2,743,115		73,112
Common/collective trusts:
Galliard Retirement Income Fund	12,681,945	*	12,292,209	*
Monster Worldwide, Inc. Equity Unit Fund	4,375,219		3,705,018
Personal Choice Retirement Accounts	1,911,712		1,117,720

Total investments	181,105,171		154,244,961
Noninterest bearing cash	2,190		538
Receivables:
Qualified non-elective contribution receivable	200,925		—
Notes receivable and accrued interest from participants	2,545,757		2,577,947

Total receivables	2,748,872		2,578,485
Total assets	183,854,043		156,823,446
Liabilities
Accrued expenses	47,500		45,000

Net assets available for benefits	$183,806,543		$156,778,446

*	Represents 5% or more of the net assets available for benefits.

See accompanying notes to the financial statements.

MONSTER WORLDWIDE, INC.

401 (k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2013	2012
Additions:
Interest, capital gains, dividends, and other income	$7,997,170	$5,877,810

Contributions:
Participants	12,403,241	14,214,274
Employer	4,138,730	4,466,565

	16,541,971	18,680,839
Rollovers in participant balances	1,030,420	882,985
Net appreciation in fair value of investments	23,673,325	11,685,640

Total additions	49,242,886	37,127,274

Deductions:
Benefits paid to participants	22,087,691	23,678,633
Administrative expenses	127,098	135,615

Total deductions	22,214,789	23,814,248

Net increase	27,028,097	13,313,026
Net assets available for benefits, beginning of year	156,778,446	146,465,420

Net assets available for benefits, end of year	$183,806,543	$156,778,446

See accompanying notes to the financial statements.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Monster Worldwide, Inc. 401(k) Savings Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (“Monster Worldwide”).

General

The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 6% of employees’ eligible compensation within limits established by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan extends coverage to each employee of Monster Worldwide, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees, interns or nonresident aliens with no U.S. source income. The Plan has an automatic enrollment feature and a new eligible employee including re-hired employees will be deemed to have agreed to make pre-tax contributions of 6% of annual eligible compensation unless the employee affirmatively elects otherwise. The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of ERISA and provisions of the Internal Revenue Code of 1986, as amended (“IRC”) as it pertains to plans intended to qualify under IRC Section 401(a).

Plan Amendments

In the normal course of business, various fund options were changed in the Plan during the 2012, and 2013 plan years:

•	The Schwab Stable Value Fund liquidated on April 30, 2012. The Galliard Retirement Income Fund replaced the Schwab Stable Value Fund on March 1, 2012.

•	Beginning June 1, 2012, four new funds were added to the Plan: Vanguard Total Bond Market Index Signal, Columbia Mid Cap Index, Columbia Small Cap Index, and the Vanguard Total International Stock Index Signal.

•	Effective March 4, 2013, the Oakmark Equity Income Fund was replaced by the American Funds Balanced R4.

Effective January 1, 2012, the Plan was amended to permit participants to make after-tax rollover contributions.

Effective January 1, 2014, the Plan was amended to exclude employees classified as interns from participation in the Plan and to clarify Default Elections for re-hired employees.

Contributions

The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch-up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $5,500 during 2013 and 2012. Plan participants are permitted to make contributions in specified flat dollar amounts, in addition to the continued ability to make contributions in specified percentages of their annual eligible compensation.

The Plan has an automatic enrollment feature. Under this feature, unless the employee affirmatively elects otherwise, any new hire will be deemed to have entered into a salary reduction agreement and elected to make elective contributions to the Plan beginning effective as of the first payroll period coinciding with or following the 45-day period following his or her employment commencement date. Automatic elective contributions are initially set at 6% of an employee’s annual eligible compensation. Eligible employees may change or stop the amount of their elective contribution at any time subsequent to their automatic enrollment. The automatic enrollment feature only applies to pre-tax contributions. Roth deferrals and the Roth In-Plan Conversion feature are voluntary elections by the employee.

Monster Worldwide may make matching contributions equal to 50% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation. Matching contributions are made each payroll period. The Plan also permits Monster Worldwide to make additional employer matching contributions to the Plan on behalf of non-highly compensated participants if needed, to satisfy applicable non- discrimination requirements. Additional matching contributions may be made to all participants’ accounts as long as such matching contributions do not exceed 100% of salary reduction contributions and Roth elective deferrals for a participant for the plan year up to 6% of the participant’s annual eligible compensation (less any matching contributions previously made for the year). Catch-up contributions are not matched. The Plan complies with the HEART Act of 2008.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment choices which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the Personal Choice Retirement Accounts and the investment results directly affect the participant’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant’s period of service. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Vesting begins with the completion of a period of service of one year, at the rate of 25% and increases 25% for each subsequent year until full vesting is achieved with a period of service of four or more years, except for merging plans, as provided in the Plan. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Plan.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his or her account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years subsequent to the termination date, the forfeited amount may be restored to their matching contribution or profit sharing account. Forfeited non-vested account balance as of December 31, 2013 and 2012 were $27,459 and $26,128, respectively. Plan expenses in the amount of $87,363 and $88,935 were paid with forfeitures during the years ended December 31, 2013 and 2012, respectively.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability. If a portion of a participant’s account is attributable to a merged plan, that portion of the account may have additional distribution or in-service withdrawal rights; these rights are grandfathered in accordance with the applicable provisions of the IRC and ERISA. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

Notes Receivable from Participants

In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate, which is comparable to a commercial rate for a similar type of loan, interest rates range from 3.25% to 7.50%. Principal and interest payments will be due no less frequently than quarterly and, for current employees will be made by payroll deductions. The loans are collateralized by the participants’ interest in their accounts.

Participant loans are presented as notes receivable from participants in the Statements of Net Assets Available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

The Plan Administrator pays certain administrative expenses of the Plan and costs associated with the Monster Worldwide, Inc. Equity Unit Fund.

Risks and Uncertainties

The Plan invests in various investment securities including stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2012-04, “ Technical Corrections and Improvements “ (ASU 2012-04). ASU 2012-04 identifies when the use of fair value should be linked to the definition of fair value in Topic 820, “Fair Value Measurement” and contains conforming amendments to the Codification to reflect the measurement and disclosure requirements of Topic 820. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012, for public entities and December 15, 2013, for nonpublic entities. The Company adopted this pronouncement at the beginning of plan year 2013. The adoption of this requirement did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which changes the wording used to describe the requirements in U.S.GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and should be applied prospectively. The Company adopted this pronouncement at the beginning of plan year 2012. The adoption of this requirement did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Fair Value Measurements

The following provides a description of the three levels of input that may be used to measure fair value under Accounting Standards Codification 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 —   Quoted prices available in active markets for identical assets or liabilities;

Level 2 —   Inputs other than Level 1 inputs that are directly or indirectly observable;

Level 3 — Unobservable inputs in which little or no market data exists

The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2013 and 2012:

	Fair Value Measured and Recorded at December 31, 2013 Using Input Type			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2013
Investments at fair value:
Mutual Funds:
Growth Fund	$58,705,686	$—	$—	$58,705,686
International Fund	29,701,533	—	—	29,701,533
Balanced Fund	29,593,607	—	—	29,593,607
Fixed Income Fund	18,907,106	—	—	18,907,106
Index Fund	25,228,363	—	—	25,228,363

Total mutual funds	162,136,295	—	—	162,136,295
Common/collective trusts:
Galliard Retirement Income Fund	12,681,945	—	—	12,681,945
Monster Worldwide, Inc. Equity Unit Fund	—	4,375,219	—	4,375,219
Personal Choice Retirement Accounts	1,911,712	—	—	1,911,712

Total investments (excluding cash and cash equivalents)	$176,729,952	$4,375,219	$—	$181,105,171

	Fair Value Measured and Recorded at December 31, 2012 Using Input Type			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2012
Investments at fair value:
Mutual Funds:
Growth Fund	$47,053,342	$—	$—	$47,053,342
International Fund	26,779,486	—	—	26,779,486
Balanced Fund	23,962,377	—	—	23,962,377
Fixed Income Fund	21,225,269	—	—	21,225,269
Index Fund	18,109,540	—	—	18,109,540

Total mutual funds	137,130,014	—	—	137,130,014
Common/collective trusts:
Galliard Retirement Income Fund	12,292,209	—	—	12,292,209
Monster Worldwide, Inc. Equity Unit Fund	—	3,705,018	—	3,705,018
Personal Choice Retirement Accounts	1,117,720	—	—	1,117,720

Total investments (excluding cash and cash equivalents)	$150,539,943	$3,705,018	$—	$154,244,961

The Plan determined that there were no significant transfers between Level 1 and Level 2 investments for the years ended December 31, 2013 and 2012.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following are descriptions of the composition and valuation of Plan assets measured at fair value:

Mutual Funds—Growth—This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities of companies whose earnings are expected to grow at an above- average rate relative to the market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds—International—This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds—Balanced—This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds—Fixed Income—This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in government or corporate debt securities and preferred stock. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds—Index—This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in stocks to replicate the movement of an index of a specific financial market or sector such as S&P 500. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Galliard Retirement Income Fund – Common/Collective Trust Fund – Galliard Retirement Income Fund invests in a “host” fund which is a stable value collective fund advised by Galliard Capital Management. The fair value of the fund is determined by reference to the fair value of the underlying securities of the host fund. The fund’s unit price is calculated by dividing the total assets less liabilities by the number of trust units outstanding. The unit price is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Monster Worldwide, Inc. Equity Unit Fund—The Monster Worldwide, Inc. Equity Unit Fund is an employer stock unitized fund. The fund consists of Monster Worldwide, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Monster Worldwide, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are valued at cost, which approximates fair value. The fund does not have an active market, but trends with Monster Worldwide, Inc. common stock and therefore is classified as Level 2 within the valuation hierarchy.

Personal Choice Retirement Accounts—This class primarily consists of publicly traded funds of registered investment companies. The investments are self-directed by the participant in mutual funds and other securities not offered through the Plan. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Benefits

Benefits are recorded when paid.

Party-in-Interest Transactions

Some of the registered investment companies the Plan invests in are managed by affiliates of Charles Schwab Trust Company. Charles Schwab Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of Monster Worldwide common stock through the Monster Worldwide, Inc. Equity Unit Fund. Therefore, Plan transactions involving these investment securities qualify as party- in-interest transactions. Additionally, loans to participants qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3. Plan Mergers

There were no plan mergers in 2013 or 2012.

4. Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2013 and 2012, as follows:

	December 31,
	2013	2012
Mutual funds	$22,557,793	$12,852,643
Common/collective trusts	185,311	240,771
Monster Worldwide, Inc. Equity Unit Fund	930,221	(1,407,774)

Total	$23,673,325	$11,685,640

5. Income Tax Status

The IRS has determined and informed the Plan Administrator, in a letter dated August 3, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has analyzed the tax positions taken and concluded that, as of December 31, 2013 and December 31, 2012, respectively, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

6. Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

7. Termination

Although it has not expressed any intent to do so, Monster Worldwide has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.

8. Amounts Due to Participants and Amounts Due From Employer

In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2013 and December 31, 2012, no action was required.

9. Non-Exempt Transactions

There were no non-exempt transactions during the Plan year ended December 31, 2013 and December 31, 2012.

10. Supplemental Information

During the period from January 1, 2012 to December 31, 2013, the Plan had no lease commitments, obligations or leases in default, as defined by ERISA.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

11. Reconciliation to Form 5500

As required by accounting principles generally accepted in the United States of America, the Statement of Net Assets Available for Benefits presents the common/collective trust that invest in fully benefit-responsive contracts at fair value and an adjustment to reflect the common/collective trust at contract value for fully benefit-responsive contracts. The common /collective trust does not include fully benefit-responsive contracts and is recorded at fair value on the Form 5500.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2013 and December 31, 2012:

	2013	2012
Net increase in net assets, per the financial statements	$27,028,097	$13,313,026
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(91,791)

Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	—

Net increase in net assets, per Form 5500	$27,028,097	$13,221,235

12. Subsequent Event

Effective January 1, 2014, the Plan was amended to exclude employees classified as interns from participation in the Plan and to clarify Default Elections for re-hired employees.

MONSTER WORLDWIDE, INC.

401(K) SAVINGS PLAN Schedule H, Line 4(i) – Schedule of Assets Held at End of Year

EIN: 13-390655 Plan No. 002

December 31, 2013
Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost **	Current Value
Mutual funds:
American Century Inflation-Adjusted Bond Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	$—	$3,484,425
American Century Mid Cap Value Fund Investors Shares	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	13,833,326
American Funds Balanced R4	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	29,593,607
Baron Small Cap	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	4,914,725
Columbia Mid Cap Index Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	824,660
Columbia Small Cap Index Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,172,911
Columbia Value & Restructuring	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	14,093,369
Goldman Sachs High Yield Institutional Shares	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,925,637
JP Morgan Diversified Mid Cap Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	6,200,050
Laudus Growth Investors US Large Cap Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	15,121,388
Laudus International Market Masters Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	15,004,516
Oppenheimer International Bond Y	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,074,230
Oppenheimer Developing Markets A	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	9,605,157
PIMCO Total Return Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	8,673,026
Royce Total Return Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	4,542,828
Schwab S&P 500 Investor SHS *	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	20,971,942
Third Avenue Real Estate Value	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,348,745
Vanguard REIT Index Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,258,850
Vanguard Total Bond Market Index Signal	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,749,788
Vanguard Total International Stock Index Signal	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,743,115
Common/collective trusts:
Galliard Retirement Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,681,945
Monster Worldwide, Inc. Equity Unit Fund *	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	4,375,219
Personal Choice Retirement Accounts*	Participant directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,911,712
Participant Loans *	Collateralized by participant’s account balance with interest rate ranges from 3.25% to 7.5% and maturities ranging from January 2014 to November 2023.	—	2,545,757
Total			$183,650,928

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide, Inc. 401(k) Savings Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN

By:	/s/ LISE POULOS
Lise Poulos Chair, Monster Worldwide, Inc. 401(k) Savings Plan Committee

Date: June 26, 2014

EXHIBIT INDEX

Exhibit Index No.	Description

23.1	Consent of Independent Registered Public Accounting Firm